Certain information has been excluded from this exhibit because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

Schedule B-1

Fee Schedule

This Schedule B-1 is part of the ETF Distribution Agreement effective April 24, 2023 (the “Agreement”) by and between Zacks Trust (the “Trust”) and Northern Lights Distributors, LLC (“Distributor”). This Fee Schedule replaces any existing fee schedule with respect to the Fund(s) identified herein.

Fund(s)
Zacks Earnings Consistent Portfolio ETF
Zacks Small/Mid Cap ETF
Zacks Focus Growth ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

[REDACTED]

Reimbursable Expenses:

The Fund shall pay all reasonable reimbursable expenses incurred by Distributor in connection with activities performed for the Fund including, without limitation:

  costs associated with any pre-engagement audit work performed by Distributor typesetting, printing and distribution of prospectuses and shareholder reports production, printing, distribution and placement of advertising and sales literature and materials engagement of designers, free-lance writers and public relations firms long-distance telephone lines, services and charges
  postage
  overnight delivery charges
  FINRA and registration fees
  marketing expenses
  record retention fees
  travel, lodging and meals
  NSCC charges
  Fund platform fees and service fees
  website monitoring review
  monitoring software

In the event the fees authorized by the Funds for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, Zacks Investment Management, Inc., the investment adviser to the Funds, agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within 15 days of request.

Schedule B-1 | Page 1

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the ETF Distribution Agreement effective this July 22, 2024.

ZACKS TRUST (for the above referenced Fund(s)) By: _/s/ Mitch Zacks__________________ Mitch Zacks President and Chief Executive Officer	NORTHERN LIGHTS DISTRIBUTORS, LLC By: _/s/ Kevin Guerette______________________ Kevin Guerette President

Schedule B-1 | Page 2

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) Distributor expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) Distributor’s business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any Distributor employees who are involved in the procurement of the services under the Agreement then Distributor may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of Distributor for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to Distributor in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Zacks Investment Management, Inc.

10 S. Riverside Plaza, Suite 1600

Chicago, IL 60606

By: _/s/ Jane Ji________________

Name: Jane Ji

Title: VP-Head of Index Services

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